

March 11, 2011

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, BC Canada   V7P 3N4

> **Re:** **AlphaTrade.com**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed June 22, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 16, 2010**
> **File No. 000-25631**

Dear Mr. Muir:

We have reviewed your supplemental response dated February 25, 2011 and have the following comments. As noted in our comment letter dated October 6, 2009, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within 10 business days by amending your filings and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe the amendments are appropriate, please tell us why in your response.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting

1. We note your responses to comments three, four and five in our letter dated February 4, 2011. You represented in the response to prior comment three that you revised the disclosure controls and procedures and internal control over financial reporting conclusions within the Form 10-K/A for the fiscal year ended December 31, 2009. Based on the review of the Form 10-K/A filed as part of the responses, you did not revise the conclusions as requested. Further, you did not include the new risk factor indicating the

limited knowledge and experience of your accounting personnel in U.S. GAAP and SEC rules and regulations as we previously requested. As such, please revise your conclusions related to disclosures controls and procedures and internal control over financial reporting to state that they are *ineffective*, and add the new risk factor by *publicly* filing the amended Form 10-K/A for the fiscal year ended December 31, 2009 along with currently dated certifications for each principal officer.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Items 3. Controls and Procedures

2. We note your responses to comments three, four and five in our letter dated February 4, 2011. We also note the revised disclosure controls and procedures conclusions for the fiscal quarters ended March 31, 2010 and September 30, 2010 in their corresponding Forms 10-Q filed as part of your responses. Please *publicly* file all of the required amended Forms 10-Q as well as the above referenced 2009 Form 10-K/A on EDGAR along with their currently dated certifications immediately.

Note 6. Marketable Securities, page 13

3. We note your response to comment two in our letter dated February 4, 2011 regarding the valuation of your marketable securities available for sale and the disclosure of significant unrealized losses of $337,134 as of September 30, 2010. Please provide us with a detailed listing of the securities available for sale held as of December 31, 2010 along with the aging of the unrealized losses, if any, by security. Please also tell us the results of your other-than-temporary impairment evaluation as of December 31, 2010. If you determined there was other-than-temporary impairment, tell us the amount of the impairment recorded for 2010 and how you determined the amount to be reasonable. If you determined you have no other-than-temporary impairment, please provide us detailed analysis to support your basis as of December 31, 2010. We may have further comments. Refer to FASB ASC 320-10-35-30.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief